UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2021

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel
+972 -77-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

OPTION EXERCISES

On March 14, 2021, Sharon Fima, Director, Chief Executive Officer and Chief Technology Officer of MeaTech 3D Ltd. (the “Company”), exercised his option to receive 518,049 ordinary shares; Omri Schanin, Deputy Chief Executive Officer and Chief Operating Officer of the Company, exercised his option to receive 518,049 ordinary shares; EL Capital Investments, LLC, a company controlled by Steven H. Lavin, Chairman of the Board of Directors of the Company, exercised its option to acquire 1,000,000 ordinary shares of the Company in return for NIS 3.4 million (approximately $1 million). All ordinary shares received upon exercise are subject to a lock-up agreement entered into between the recipient and the underwriter in connection with the Company's Nasdaq initial public offering ("IPO").

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On March 12, 2021, the Company issued a press release, attached hereto as Exhibit 99.1, announcing the pricing of its IPO.

On March 17, 2021, the Company issued a press release, attached hereto as Exhibit 99.2 announcing the closing of its IPO.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Sharon Fima
Name: Sharon Fima
Title: Chief Executive Officer, Chief Technology Officer and Director

Date: March 17, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated March 12, 2021 - MeaTech Announces Pricing of $25.0 Million U.S. Initial Public Offering of American Depositary Shares and Approval to List on Nasdaq Capital Market.
99.2	Press Release dated March 17, 2021 - MeaTech Announces Closing of $25 Million U.S. Initial Public Offering of American Depositary Shares on Nasdaq Capital Market.